Filed Pursuant to Rule 253(g)(2)

File No. 024-10767

BRIX STUDENT HOUSING REIT, INC.

SUPPLEMENT NO. 2 DATED JULY 26, 2018

TO

OFFERING CIRCULAR DATED APRIL 17, 2018

This offering circular supplement (“Supplement”) is part of and should be read in conjunction with the offering circular of Brix Student Housing REIT, Inc. (the “Company”, “we”, “our” or “us”) dated April 17, 2018 (the “Offering Circular”) as previously supplemented or amended. Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Offering Circular.

The purpose of this Supplement is to disclose:

•   The appointment of a new independent director of the Company; and

•   Information about the status of previous stockholder distributions and how to find information regarding future distributions.

OFFERING CIRCULAR UPDATE

Appointment of New Independent Director of the Company

On July 24, 2018, the Company’s board of directors appointed Caroline B. Harkins, age 63, as an independent director to succeed Sandra G. Sciutto who, as previously announced, has become our Chief Accounting Officer. The board of directors has determined that Ms. Harkins is qualified to serve as an independent director by reason of her extensive banking and finance experience with a wide variety of business clients.

Since 2014, Caroline Harkins has been the Southern California Region Director for Bridge Bank, a division of Western Alliance Bank. From 2012 to 2013, Ms. Harkins served as First Vice President & Business Center Manager of Community Bank. From 2010 to 2012 she was Executive Vice President & Orange County Regional President of Beach Business Bank. From 2005 to 2010, Ms. Harkins served as Senior Vice President & Southern California Market President of First Financial Bank, which was the successor to Irwin Union Bank. From 1993 to 2005, Ms. Harkins served as Senior Vice President & Group Manager, Western Division of Comerica Bank, which was the successor by merger to Imperial Bank. Ms. Harkins also serves on the Executive Board of Directors for Junior Achievement – Orange County and the Association for Corporate Growth and on the Investment Advisory Board for CalOPTIMA. Ms. Harkins received her B.A. in Economics and History from Colgate University in 1977.

Status of Stockholder Distributions and Access to Future Distributions Information

On August 21, 2018, the Company will pay stockholder distributions that were declared by the board of directors of the Company on June 28, 2018 at a rate of $0.0008064516 per share per day on the outstanding shares of the Company’s common stock based on daily record dates for the period July 1, 2018 through July 31, 2018. The daily dividend rate of $$0.0008064516 per share of common stock per day represents an annualized rate of return for the month of July, if paid each day for a 365-day period, equal to 6% based on a $5.00 value per share of common stock.

On July 23, 2018, the Company paid stockholder distributions that were declared by the board of directors of the Company on May 31, 2018 at the rate of $0.00083333 per share per day on the outstanding shares of the Company’s common stock based on daily record dates for the period June 1, 2018 through June 30, 2018. The daily dividend rate of $0.00083333 per share of common stock per day represented an annualized rate of return for the month of June, if paid each day for a 365-day period, equal to 6% based on a $5.00 value per share of common stock.

Information about the Company’s future stockholder distributions will be disclosed in filings on Form 1-U with the Securities and Exchange Commission that can be found and reviewed at the SEC’s website: www.sec.gov; or through the following weblink:

https://www.sec.gov/cgi-bin/browse-edgar?company=brix+student&owner=exclude&action=getcompany